SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                            HEALTH EXPRESS USA, INC.
                            ------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    42218E109
                                    ---------
                                 (CUSIP Number)


                              Michelle Kramish Kain
                           Michelle Kramish Kain, P.A.
                     750 Southeast Third Avenue, Suite 100,
                    Fort Lauderdale, FL 33316 (954) 768-0678
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 4, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) (f) or (g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42218E109
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1.       NAME OF REPORTING PERSON

            Rider Insurance Company


         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)      [ ]
                                                                 (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4.       Source of Funds

         WC

         See Item #3 herein.

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5.       Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2 (e)

                                                                           [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  New Jersey
--------------------------------------------------------------------------------
NUMBER OF                  7.       SOLE VOTING POWER
    SHARES                          3,666,667 (includes 2,000,000 shares
BENEFICIALLY                        issuable upon exercise of a presently
  OWNED BY                          exercisable warrant)
      EACH                 -----------------------------------------------------
 REPORTING                 8.       SHARED VOTING POWER
    PERSON                          0
     WITH                  -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER
                                    3,666,667 (includes 2,000,000 shares
                                    issuable upon exercise of a
                                    presently exercisable warrant)
                           -----------------------------------------------------

                           10.      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,666,667 (includes 2,000,000 shares issuable upon exercise of a presently exercisable Warrant)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.7 % (includes 2,000,000 shares issuable upon exercise of a presently exercisable Warrant)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  IC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


Item 1.  Security and Issuer:

Shares of Common Stock, $.001 par value

Health Express USA, Inc.

              Address of Issuer:

275 E. Commercial Blvd., Suite 260
Ft. Lauderdale, FL 33308


Item 2.  (a) Name of Persons Filing:

Rider Insurance Company ("Rider")

(b) Address of Principal Business Office:

1360 Morris Avenue, Union, New Jersey 07083

(c) Present Principal Occupation:

Rider is a privately owned insurance company

(d) Conviction of Criminal Proceeding:

None

(e) Injunction against violation of State or Federal Securities Laws:

None

(f) Citizenship:

Rider is a New Jersey corporation incorporated in 1977.

Item 3.  Source of Funds

The $1,000,000 paid to the issuer to acquire the 1,666,667 shares is from Rider's working capital.

Item 4.  Purpose of Transaction

Rider purchased the shares as an investment in the issuer. In connection with the purchase of the shares, the issuer also issued to Rider a warrant ("Warrant") to acquire up to an additional 2,000,000 shares of the issuer's restricted common stock which is exercisable at $1.00 per share at any time until May 2, 2011. In addition, Rider has the right to appoint one member to the issuer's Board of Directors.

Item 5.  Ownership

(a) As of May 4, 2001, Rider may be deemed to beneficially own 3,666,667 shares or 35.7 % of the issuer's shares as follows: (i) 1,666,667 shares owned by Rider and (ii) a Warrant to purchase 2,000,000 shares of the issuer's common stock at $1.00 per share exercisable until May 2, 2011.

(b) Rider has sole power to vote or to direct to vote, to dispose or to direct the disposition of those shares owned by Rider.

(c) None

(d) None

(e) None


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer.

None


Item 7.  Materials filed as Exhibits

(2) The Warrant is exercisable until May 2, 2011 to purchase up to 2,000,000 shares at an exercise price of $1.00 per share.


================================================================================

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       Rider Insurance Company

Date:    May 11, 2001                  By:   /s/ Charles D. Bleiwise
         Union, New Jersey             -----------------------------------
                                       Charles D. Bleiwise, President




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